Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
Suite 1230, 777 Hornby Street
Vancouver, British Columbia
V6Z 1S4

Item 2.	Date of Material Change

February 13, 2012

Item 3.	News Release

The Company’s news release dated February 13, 2012, was disseminated by Marketwire, Incorporated on February 13, 2012.

Item 4.	Summary of Material Change

The Company announced that its subsidiary, Petaquilla Gold, S.A., has received public recognition from the Panamanian Association of Exporters for being the largest exporter of Panama in 2011.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Rodrigo Esquivel, President of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated February 13, 2012

PETAQUILLA MINERALS LTD.

Per: /s/ Rodrigo Esquivel
Rodrigo Esquivel
President

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Rodrigo Esquivel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Gold, S.A.
- Largest Exporter in Panama for Second Consecutive Year -

Vancouver, BC – February 13, 2012: Petaquilla Minerals Ltd. (the "Company") is pleased to announce that its subsidiary, Petaquilla Gold, S.A. (“Petaquilla”), has received public recognition from the Panamanian Association of Exporters (“APEX”), for being the largest exporter of Panama in 2011.

At an event held in Panama City, the President of APEX provided Petaquilla with an engraved plaque of honour and congratulated Petaquilla for its contribution to the development and progress of the country.

Rodrigo Esquivel, the Company’s President, noted that, “we have developed the first modern gold mining project in Panama with the most advanced technology, while maintaining high safety standards, respect for the environment, and generating development, wealth and prosperity in an area of Panama that historically has been characterized as a poor region”.

Mr. Esquivel also thanked APEX for this second consecutive year recognition, stressing that, “Petaquilla is a company that has developed a responsible and clean mining project that produces and exports Panamanian gold”.

Photographs of the APEX award presentation can be viewed on the Company’s website at http://www.petaquilla.com/gallery.aspx.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Rodrigo Esquivel
President

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.